SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochans[redacted]
James M. Kefauv[redacted]
Robert B. Cante[redacted]
Daniel S. Krakow
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos
Martin Levine

Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
[redacted]

Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
Christine M. Sorge
Michael L. Kabik
Jeffrey W. Rubin
Si[redacted]n M. Nadler
. Museles
Means
: R. Curtis•
Magyar
'D. Golding+
J. Lichtenstein
Henoch
'. Schulman
Friedman•
. M. Moore+

Eric J. von Vorys
Gary I. Horowitz
Heather L. Howard
Stephen A. Metz
Hong Suk "Paul" Chung
Patrick J. Howley
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•
André L. Brady
Melissa G. Bernstein
Patricia Teck
Robert L. Ritter∘
Jacob A. Ginsberg
John D. Sadler
Marc E. Pasekoff
Erin J. Ashbarry
Alexis H. Peters•

Meredith S. Abrams
John D. Adams
Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Scott D. Field
Jeannie Eun Cho
Special Counsel
Philip R. Hochberg∘
Maryland and D.C. except as noted:
+ Virginia also ∘ D.C. only
• Maryland only † Retired

05011074

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

SUPPL

RECEIVED SEP 06 2005 213 PROCESSING SECTION

September 2, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 2, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985
September 2, 2005	Stock Exchange Announcement – Holding(s) in Company – Notification under Section 198 – Companies Act 1985

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
SEP 09 2005
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

9/9

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)

18031915-85.doc
T: 091505

REG-Electrocomponents Holding(s) in Company

RNS Number:7835Q
Electrocomponents PLC
02 September 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 2nd September 2005 (dated 1st September 2005) in accordance with Section 198 of the Companies that Deutsche Bank AG, and its subsidiary companies, had an interest in 13,895,387 Ordinary shares of Electrocomponents PLC representing a total of 3.19% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

CARMELINA CARFORA

Group Company Secretary

2 September 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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REG-Electrocomponents Holding(s) in Company

RNS Number:7841Q
Electrocomponents PLC
02 September 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification from Franklin Templeton Investments on 2nd September 2005 (dated 1st September 2005) in accordance with Section 198 of the Companies Act that Franklin Resources, Inc. and its affiliates on behalf of clients (detailed below), had an interest in 14,150,000 Ordinary shares of Electrocomponents PLC representing a total of 3.25% of the total issued share capital of the Company, which now represents a notifiable interest in the share capital of the Company.

Registered Holder	Number of Shares	% held
Bank of New York, London	11,200	0.0026
JP Morgan Chase Bank	13,658,000	3.1379
Citibank Nominees Ltd	84,000	0.0193
HSBC Bank	65,600	0.0151
Mellon Bank	8,000	0.0018
Royal Trust Corp. of Canada	110,400	0.0254
State Street Nominees Limited	212,800	0.0489
TOTAL	14,150,000	3.2509

CARMELINA CARFORA

Group Company Secretary

2nd September 2005

This information is provided by RNS
The company news service from the London Stock Exchange
END
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